Exhibit 99.2

NMHG FINANCIAL SERVICES, INC.

Financial Statements

December 31, 2004

(With Independent Auditors’ Report Thereon)

NMHG FINANCIAL SERVICES, INC.

Index to Financial Statements

Page

Independent Auditors’ Report	1

Financial Statements:

Statement of Financial Position	2

Statement of Earnings	3

Statement of Changes in Shareholders’ Equity	4

Statement of Cash Flows	5

Notes to Financial Statements	6-12

Independent Auditors’ Report

To the Directors of

NMHG Financial Services, Inc.:

We have audited the accompanying statement of financial position of NMHG Financial Services, Inc. as of December 31, 2004, and the related statements of earnings, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMHG Financial Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Stamford, Connecticut

May 27, 2005

NMHG FINANCIAL SERVICES, INC.

Statement of Financial Position

December 31, 2004

(with comparative unaudited amounts at December 31, 2003)

(Dollars in thousands)

		Unaudited
	2004	2003

Assets

Financing receivables, net (note 3)	$709,466	$635,875
Equipment leased to others (note 4)	17,991	12,434
Other assets	3,698	1,248

Total assets	$731,155	$649,557

Liabilities and Shareholders’ Equity

Note payable to related party (note 6)	$596,222	$529,535
Accounts payable and accrued liabilities	11,356	5,687
Deferred taxes (note 5)	75,517	67,560
Other liabilities	668	3,097

Total liabilities	683,763	605,879

Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	1	1
Additional paid-in capital	4,063	4,063
Retained earnings	43,328	39,614

Total shareholders’ equity	47,392	43,678

Total liabilities and shareholders’ equity	$731,155	$649,557

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.

Statement of Earnings

For the Year Ended December 31, 2004

(with comparative unaudited amounts for the years ended December 31, 2003 and 2002)

(Dollars in thousands)

		Unaudited	Unaudited
	2004	2003	2002

Revenues:
Financing leases	$35,948	$36,779	$38,673
Operating lease rentals	7,847	5,662	1,876
Interest on loans	6,108	5,849	5,973
Other income	1,305	1,203	1,789

Total revenues	51,208	49,493	48,311

Expenses:
Interest	16,815	16,077	19,257
Amortization of equipment leased to others	5,217	6,204	4,435
Provision for losses on financing receivables (note 3)	1,875	1,606	3,019
Selling, general, and administrative	5,376	7,591	6,284

Total expenses	29,283	31,478	32,995

Earnings before income taxes	21,925	18,015	15,316

Provision for income taxes (note 5)	8,663	7,117	6,071

Net earnings	$13,262	$10,898	$9,245

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.

Statement of Changes in Shareholders’ Equity

For the Year Ended December 31, 2004

(with comparative unaudited amounts for the years ended December 31, 2003 and 2002)

(Dollars in thousands)

	NMHG	GECC	Total
Balance, January 1, 2002 - Unaudited	$7,235	$28,939	$36,174
Net earnings — Unaudited	1,849	7,396	9,245
Dividend — Unaudited	(618)	(2,470)	(3,088)

Balance, December 31, 2002 - Unaudited	$8,466	$33,865	$42,331

Balance, January 1, 2003 - Unaudited	$8,466	$33,865	$42,331
Net earnings — Unaudited	2,180	8,718	10,898
Dividend — Unaudited	(1,910)	(7,641)	(9,551)

Balance, December 31, 2003 - Unaudited	$8,736	$34,942	$43,678

Balance, January 1, 2004	$8,736	$34,942	$43,678
Net earnings	2,652	10,610	13,262
Dividend	(1,910)	(7,638)	(9,548)

Balance, December 31, 2004	$9,478	$37,914	$47,392

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

(with comparative unaudited amounts for the years ended December 31, 2003 and 2002)

(Dollars in thousands)

		Unaudited	Unaudited
	2004	2003	2002

Cash flows from operating activities:
Net earnings	$13,262	$10,898	$9,245
Adjustments to reconcile net earnings to cash provided by operating activities:
Amortization of equipment leased to others	5,217	6,204	4,435
Provision for losses on financing receivables	1,875	1,606	3,019
Changes in operating assets and liabilities:
(Decrease) Increase in other assets	(2,450)	2,507	4,257
Increase in accounts payable and accrued liabilities	5,669	2,091	54
Increase in deferred taxes	7,957	15,350	35,705
(Decrease) Increase in other liabilities	(2,429)	(1,364)	194

Cash provided by operating activities	29,101	37,292	56,909

Cash flows from investing activities:
Dispositions of equipment leased to others	25,744	20,681	13,159
Net increase in financing receivables	(111,984)	(96,674)	(56,436)

Cash used in investing activities	(86,240)	(75,993)	(43,277)

Cash flows from financing activities:
Net Increase (Decrease) in note payable to related party	57,139	38,701	(13,632)

Net change in cash	—	—	—

Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$16,815	$16,077	$19,257

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements

December 31, 2004

(Dollars in thousands, except as noted)

(1)	Organization and Background

NMHG Financial Services, Inc. (“Company”), a Delaware corporation, is a joint venture between NACCO Materials Handling Group, Inc., (“NMHG”) and General Electric Capital Corporation (“GECC”). The primary purpose of the Company is to provide financing for NMHG equipment sold under the Yale Materials Handling (“Yale”) and Hyster Company (“Hyster”) brands to NMHG dealers and their respective end users. Specifically, financing is provided to dealers through inventory and fleet rental products and to end users through retail leasing and loan products. The Company markets its financing products under the trade names Yale Financial Services and Hyster Capital.

The Company was formed on November 8, 1989 through a joint venture and shareholders agreement (“Original Agreement”) between Yale Financial Services and GECC, with ownership, including voting rights, split twenty and eighty percent, respectively. The Original Agreement was amended (“Amended Agreement”) and restated effective April 15, 1998 with Yale Financial Services twenty percent ownership transferred to NMHG and to include Hyster Capital. The Company has 1,000 shares of common stock, $1 par value (the “shares”), issued and outstanding, of which 200 and 800 shares owned by NMHG and GECC, respectively.

The Company is consolidated in the GECC financial statements.

(2)	Significant Accounting Policies

(a)	Period of Audit

Information included in the Company’s financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 is unaudited.

(b)	Accounting Principles

The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The Company uses the accrual method of accounting for financial reporting purposes.

(c)	Revenues

The Company uses the interest method to recognize income on all loans. Interest on loans includes origination, commitment and other non-refundable fees related to funding (recorded in earned income on the interest method). The Company stops accruing interest at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days past due. Interest income on non-earning loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant. Interest accruals on non-earning, non-restructured loans resumes only when (a) payments are brought current according to the loan’s original terms and (b) future payments are reasonably assured. When the Company agrees to restructured terms with the borrower, interest income resumes accruing only when it is reasonably assured that the Company will recover full contractual payments, and such loans pass underwriting reviews equivalent to those applied to new loans. The Company resumes accruing interest on nonearning loans upon receipt of the third consecutive minimum monthly payment or the equivalent. Specific limits for each type of loan

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements

December 31, 2004

(Dollars in thousands, except as noted)

restrict the number of times any particular delinquent loan may be categorized as non-delinquent and interest accrual resumed.

The Company records financing lease income on the interest method to produce a level yield on funds not yet recovered. Estimated unguaranteed residual values of leased assets are based primarily on periodic independent appraisals of the values of leased assets remaining at expiration of the lease terms. Significant assumptions used in estimating residual values include estimated net cash flows over the remaining lease term, results of future remarketing, and future component part and scrap metal prices, discounted at an appropriate rate.

The Company recognizes operating lease income on a straight-line basis over the terms of underlying leases.

(d)	Financing Receivables

Financing receivables consist of dealer or end user leases and loans, as well as purchases of Yale and Hyster equipment from NMHG for inventories that are classified as loans and are collateralized by the equipment purchased. In the case of purchases, the financing receivables have full recourse to NMHG in the event of any loss. Financing receivables are stated at their outstanding unpaid principal balances, net of unearned financing charges, purchase discounts, and allowance for losses. The Company’s financing receivables have an average term approximating 50 months. Loans are generally variable rate in nature and thus, carrying amount approximates fair value.

(e)	Losses on Financing Receivables

The allowance for losses on financing receivables represents the Company’s best estimate of probable losses inherent in the portfolio. Write-offs are deducted from the allowance for losses and subsequent recoveries are added. Impaired financing receivables are written down to the extent that principal is judged to be uncollectible. The Company’s portfolio consists of homogenous equipment leases and loans (lift trucks), which are not individually evaluated for impairment but are evaluated collectively for impairment. This evaluation is based upon various statistical analyses, which consider historical losses and the current aging of the portfolio. For homogeneous loans and leases, delinquencies are an important indication of a developing loss, and delinquency rates are monitored closely in all of the Company’s portfolios.

The underlying assumptions, estimates and assessments used are continually updated to reflect the Company’s view of current conditions. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible to experience credit losses that are different from current estimates.

(f)	Equipment Leased to Others and Amortization

The cost of equipment leased to others (“ELTO”), primarily lift trucks, is amortized on a straight-line basis to estimated residual value over the lease term or over the estimated economic life of the equipment. Lift trucks on operating leases are amortized over 96 months, while those off lease are amortized between 36 and 60 months, depending on the term of the original lease.

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements

December 31, 2004

(Dollars in thousands, except as noted)

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) ELTO is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment was recognized by the Company during 2004.

(g)	Income Taxes

The asset and liability method is used for accounting for income taxes pursuant to the principles of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded when management of the Company determines that it is more likely than not that deferred tax assets are not realizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. The Company does not file separate income tax returns but rather, is included in various income tax returns filed by General Electric Company and its subsidiaries. For presentation purposes within these financial statements, the Company’s income tax provision was computed as if it filed separate income tax returns.

(h)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)	Financing Receivables (investments in loans and financing leases)

		Unaudited
	2004	2003

Time sales and loans, net of deferred income	$149,257	$125,133
Investment in financing leases, net of deferred income	563,083	513,770

	712,340	638,903

Less allowance for losses	(2,874)	(3,028)

Financing receivables, net	$709,466	$635,875

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements

December 31, 2004

(Dollars in thousands, except as noted)

Allowance for Losses		Unaudited	Unaudited
	2004	2003	2002

Balance, beginning of year	$3,028	$3,091	$2,627
Provision for losses on financing receivables	1,875	1,606	3,019
Write-offs (net of recoveries)	(2,029)	(1,669)	(2,555)

Balance, end of year	$2,874	$3,028	$3,091

Net Investment in Financing Leases		Unaudited
	2004	2003

Total minimum lease payments receivable	$543,971	$508,123
Estimated unguaranteed residual value of leased assets	80,341	67,278
Less deferred income	(61,229)	(61,631)

Investment in financing leases, net of deferred income	563,083	513,770

Less amounts to arrive at net investment
Allowance for losses	(2,874)	(3,028)
Deferred taxes	(65,836)	(59,562)

Net investment in financing leases	$494,373	$451,180

Following is a summary of contractual maturities of loans and minimum lease payments at December 31, 2004:

Year ending December 31:
2005	$181,890
2006	221,089
2007	158,761
2008	90,854
2009	51,181
2010 and later	8,565

$712,340

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements

December 31, 2004

(Dollars in thousands, except as noted)

(4)	Equipment Leased to Others

Below is a summary of equipment, primarily lift trucks, leased to customers under non-cancelable operating lease agreements at December 31, 2004 and 2003:

		Unaudited
	2004	2003
Original cost	$23,750	$19,191

Net carrying value	$17,991	$12,434

Noncancelable future minimum rentals due from customers
Due in:
2005	$279
2006	218
2007	216
2008	114
2009	12
2010 and later	—

$839

(5)	Income Taxes

For presentation purposes within these financial statements, the Company’s income tax provision was computed as if it filed separate income tax returns including the presentation of all deferred income tax assets and liabilities. The provision for income taxes of the Company consist of the following:

	For the Years Ended December 31
		Unaudited	Unaudited
	2004	2003	2002
Current:
Federal	$133	$(6,086)	$(31,050)
State	573	(2,147)	1,416

Total current tax expense (benefit)	706	(8,233)	(29,634)

Deferred:
Federal	6,998	11,934	36,046
State	959	3,416	(341)

Total deferred tax expense	7,957	15,350	35,705

Total	$8,663	$7,117	$6,071

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements

December 31, 2004

(Dollars in thousands, except as noted)

A reconciliation of the U.S. federal statutory rate to the effective tax rate of the Company is as follows:

	For the Years Ended December 31
		Unaudited	Unaudited
	2004	2003	2002

US Federal statutory rate	35.00%	35.00%	35.00%
Tax benefit effect of nondeductible or nontaxable items	(0.03)	(0.04)	0.09
State and local income taxes	6.99	7.00	7.00
Federal tax benefit on state income taxes	(2.45)	(2.45)	(2.45)

Effective income tax rate	39.51%	39.51%	39.64%

The components of deferred tax assets and liabilities of the Company consist of the following at December 31, 2004 and 2003:

		Unaudited
	2004	2003
Deferred tax assets:
Allowance for loan losses	$113	$281
Capitalized fees	1,102	1,041

Total deferred tax assets	1,215	1,322

Deferred tax liabilities:
Investment in financing leases	65,836	59,652
Equipment leased to others	3,260	2,312
Capitalized fees	1,633	1,547
State taxes, net of federal effect	6,003	5,371

Total deferred tax liabilities	76,732	68,882

Net deferred tax liability	$75,517	$67,560

(6)	Related Party Transactions

GECC Transactions

Notes Payable - The Company has a revolving credit facility (the “Facility”) with GECC at rates consistent with those that would be received from third parties. The outstanding balance under the Facility is classified as “notes payable to related party” in the accompanying statement of financial position and is used to fund the day-to-day operations of the Company, specifically, financing extended to NMHG dealers and end users. These borrowings are secured by the Company’s outstanding financing receivables and interest is due quarterly at floating rates for lease transactions and fixed rates for loans with the Company’s customers. The weighted average floating and fixed rates related to the outstanding balance under the Facility were approximately 1.73% and 3.32% at December 31, 2004, and 2.03% and 4.03% at December 31, 2003, respectively. NMHG provides a guarantee to GECC for 20% of the Company’s notes payable, such that NMHG would become liable under the terms of the Facility in the case of default by the

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements

December 31, 2004

(Dollars in thousands, except as noted)

Company. The Company has not defaulted under the terms of the Facility in the past and is not aware of any circumstances that would have resulted in default at December 31, 2004.

Administrative Support - The Company does not directly have employees or separate equipment and facilities to support its operations. Services are provided by employees of GECC and all related costs are allocated to the Company, through a contractual agreement. Such costs were approximately $2.1 million, $3.5 million and $2.3 million for 2004, 2003 and 2002, respectively. Additionally, substantially all of those employees and retirees that provide services for the benefit of the Company are covered under a number of pension, health and life plans of General Electric Corporation (GE) and GECC.

NMHG Transactions

Under the Amended Agreement, NMHG has the primary responsibility for marketing the financial services of the Company, establishing and administering certain dealer credit lines, and remarketing off lease and repossessed equipment. The Company reimbursed NMHG $4.9 million, $4.5 million and $4.0 million for these services during 2004, 2003 and 2002, respectively, which are included in selling, general and administrative expenses.

NMHG provides recourse for financing extended to dealers by the Company. From time to time, NMHG may provide recourse, repurchase obligations or residual value guarantees related to lift trucks purchased by end users and financed through the Company. NMHG had approximately $170.3 million and $142.9 million of recourse, repurchase and guarantee obligations to the Company at December 31, 2004 and December 31, 2003, respectively.

In addition to providing financing to dealers and end users, the Company provides operating lease financing to NMHG. Operating lease obligations primarily relate to specific sale-leaseback-sublease transactions for certain NMHG customers whereby NMHG sells lift trucks to the Company, NMHG leases these lift trucks back under an operating lease agreement and NMHG subleases those lift trucks to customers under an operating lease agreement. Total obligations to the Company under operating lease agreements with NMHG approximated $10.7 million and $7.1 million at December 31, 2004 and December 31, 2003, respectively.

(7)	Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, earnings or cash flows.

(8)	Subsequent Events

During March of 2005, the Company declared and paid a dividend approximating $9.7 million.